UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 9)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 9 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. The Statement relates to the tender offer by H. Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding Shares at a price of $13.00 net per share (subject to applicable withholding taxes), without interest.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4. The Solicitation or Recommendation

Item 4 of the Statement under the section “Background of the Offer; Reasons for Recommendation—Background” is hereby amended and supplemented by adding the following text to the end of such section:

On June 15, 2012, Mr. Redfern sent a response letter to HGS again declining HGS’ invitation to GSK to participate in the process. The full text of the letter from GSK to HGS is set forth below.

15 June 2012

For the attention of	Tim Ingrassia Managing Director Goldman Sachs

Scott Lindsay Vice Chairman Credit Suisse

Dear Sirs,

I am writing to you following receipt of the renewed invitation to participate in HGS’s strategic alternatives review process and note the newly announced date of July 16th for submission of definitive acquisition proposals.

As we have said many times, we value our long relationship with HGS and our clear preference has always been to complete a transaction on a friendly basis in a timely fashion. We continue to believe now is the appropriate time in the evolution of our relationship to combine and that the strategic and financial logic of our combination is clear and in the interests of our respective shareholders.

We also continue to believe that participation in the process is unnecessary given our offer is not conditioned on due diligence or financing and can be completed expeditiously. GSK’s offer of US$13.00 per share in cash takes into account the value of Benlysta, darapladib, albiglutide, HGS’s operating and financial assets, as well as the synergies in a business combination.

Consequently, we respectfully decline the invitation to participate and intend to progress with our tender offer direct to HGS shareholders. In the meantime, we remain willing to meet and review our offer directly with you at any time.

Yours faithfully,

David Redfern

Chief Strategy Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:		/s/ James H. Davis
	Name:	James H. Davis
	Title:	Executive Vice President, General Counsel and Secretary

Dated: June 18, 2012